

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2011

Mr. Bradley W. Evans, Chief Executive Officer
Chugach Electric Association, Inc.
5601 Electron Drive
Anchorage, AK 99518

  Re: Chugach Electric Association, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2009
    Filed March 5, 2010
    Form 10-Q for Fiscal Quarter Ended March 31, 2010
    Filed May 14, 2010
    Form 10-Q for Fiscal Quarter Ended June 30, 2010
    Filed August 9, 2010
    Form 10-Q for Fiscal Quarter Ended September 30, 2010
    Filed November 12, 2010
    File No. 033-42125

Dear Mr. Evans:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        /s/ James A. Allegretto

        James A. Allegretto
        Senior Assistant Chief Accountant